UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Coca-Cola ANDINA

RR 2Q18

2Q18 Results Report

Conference call details
Wednesday August 1, 2018
11:00 am Chile – 11:00 am EST

Dial-IN Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access Code: ANDINA

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access Code: 11400619
Replay available until August 15, 2018

Audio
Available at **www.koandina.com**
Thursday, August 2, 2018

July 31, 2018

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Head of Investor Relations
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 164.9 million unit cases, increasing 2.8% regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 368.7 million unit cases, which represents a 1.6% increase with respect to the previous year.

Consolidated Net Sales for the quarter amounted to Ch$374,077 million, decreasing 7.7% regarding the same quarter of the previous year. Accumulated consolidated Net Sales reached Ch$849,969 million, representing a 6.3% decrease regarding the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$38,137 million, increasing 10.1% regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached Ch$117,691 million, a 4.4% increase with respect to the previous year.

Consolidated Adjusted EBITDA(2) increased 1.5% with respect to the same quarter of the previous year, reaching Ch$61,038 million during the quarter. Adjusted EBITDA Margin reached 16.3%, an expansion of 148 basis points with respect to the same quarter of the previous year. Consolidated Accumulated Adjusted EBITDA reached Ch$162,790 million, which represents a 0.2% decrease compared to the previous year. Accumulated Adjusted EBITDA Margin reached 19.2%, an expansion of 116 basis points with respect to the previous year.

Net Income attributable to the controllers for the quarter reached Ch$11,091 million, representing a 15.5% increase with respect to the same quarter of the previous year. Net Margin reached 3.0%, an expansion of 60 basis points with respect to the same quarter of the previous year. Accumulated Net Income attributable to the controllers reached Ch$56,233 million, increasing 7.1% compared to the previous year. Accumulated Net Margin for the period reached 6.6%, an expansion of 83 basis points with respect to the previous year.

Consolidated results were strongly affected by the depreciation of local currencies in relation to the reporting currency during this quarter. On a neutral currency base* Net Sales grew 12.3% in the quarter, consolidated Operating Results grew 34.4%, consolidated Adjusted EBITDA grew 21.3% and the Net Income attributable to the controllers grew 75.1%.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“This second quarter of the year we had positive financial results in our four operations, with Adjusted EBITDA-level growths in local currency in all our franchises as well as margin expansion. In addition, we showed market share gains in our franchises in Argentina, Brazil and Paraguay. However, upon consolidation of figures of local results to the reporting currency, these results were impacted by the strong depreciation of the Brazilian Real and the Argentine Peso to the Chilean Peso. On a neutral currency base, when isolating the depreciation effect of local currencies regarding the reporting currency, Net Sales grew 12.3%, Consolidated Adjusted EBITDA grew 21.3% and Net Income attributable to the controllers increased by 75.1% during the quarter.

During June, Chile’s National Economic Prosecutor’s Office granted the authorization that brings us closer to the materialization of the purchase and sale agreement of Guallarauco by Coca-Cola Chile and the Coca-Cola bottlers in Chile. Guallarauco is a renowned company of the premium juice segment in Chile and will also allow us to incorporate new categories such as frozen fruits, ice creams and prepared desserts. This acquisition reinforces our commitment to the non-carbonated beverage business, as we believe it is a market with great growth potential and is in line with our strategy of being a relevant player in all beverage categories. Additionally, beginning August Coca-Cola Andina-as part of the Coca-Cola System in Chile-reached an agreement with Diageo to distribute its products, using the extensive logistics and distribution base throughout its franchise territory in Chile, thus directly servicing HORECA, wholesalers with alcohol patents, liquor stores, stores with alcohol patents, C-Store, gas stations and local supermarkets (excluding supermarket chains with national coverage). This agreement optimizes and makes profitable the use of the extensive network of logistics and distribution that the Company has in all of its franchise territory in Chile.

Finally, in June we were ratified in the FTSE4Good Emerging Index. Being part of this index shows the Company’s commitment to our collaborators, communities, the environment and our investors. ”

(1) Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

(2) Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

*Note: Neutral currency for the second quarter of 2018 is calculated using the same relation of local currencies regarding the Chilean peso as that of the second quarter of 2017.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 2nd Quarter 2018 vs. 2nd Quarter 2017

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos, for both consolidated results as well as the results of each of our operations. All variations regarding 2017 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the U.S. Dollar by 49.5%, 12.2% and 0.8%, respectively, while the Chilean Peso appreciated against the U.S. Dollar by 6.4%. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 59.8%, 19.9% and 7.7%, respectively, generating a negative accounting impact upon the translation of figures.

Consolidated Sales Volume for the quarter reached 164.9 million unit cases, representing a 2.8% growth with respect to the same period of 2017, explained by the volume growth of our operations in Paraguay, Chile and Brazil, which was partially offset by the volume reduction of our operation in Argentina.

Consolidated Net Sales reached Ch$374,077 million, a 7.7% decrease, mainly explained by the negative effect upon translation of figures from our subsidiaries.

Consolidated Cost of Sales decreased 9.7%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay; (ii) a reduction in the use of sugar in Brazil and Chile given the reformulations carried out, and (iii) the lower cost of sugar in Brazil and Chile. This was partially offset by (i) increased revenues in local currency in Argentina and Brazil, which has a direct incidence in the cost of concentrate, (ii) the devaluation of the Argentine Peso and the Brazilian Real with an impact over dollarized costs, (iii) greater labor costs in Argentina, and (iv) the greater cost of PET resin in Argentina and Paraguay.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased 8.7%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower advertising expenses in Brazil, and (iii) lower depreciation expenses in Paraguay. This was partially offset by (i) inflation effects in Argentina, (ii) greater labor expenses in Chile and Paraguay, and (iii) greater freight expenses in Brazil, Chile and Paraguay due to higher volumes sold.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$38,137 million, a 10.1% growth. Operating Margin was 10.2%.

Consolidated Adjusted EBITDA amounted to Ch$61,038 million, growing 1.5%. Adjusted EBITDA Margin was 16.3%, an expansion of 148 basis points.

Net Income attributable to the owners of the controller for the quarter was Ch$11,091 million, a 15.5% growth and Net Margin reached 3.0%, an expansion of 60 basis points.

ARGENTINA: 2nd Quarter 2018 vs. 2nd Quarter 2017

On average during the quarter, the Argentine Peso depreciated against the U.S. Dollar by 49.5%, which has a negative effect over our costs in dollars. With respect to the Chilean Peso it depreciated by 59.8% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of the Argentine operation, we include figures in local nominal currency.

Sales Volume for the quarter decreased 3.7%, reaching 42.6 million unit cases, explained by a volume reduction in the soft drinks and water categories, which was partially offset by the growth in the juice category. Our soft drinks market share reached 62.5 points, increasing 80 basis points with respect to same period of the previous year.

Net Sales reached Ch$96,056 million, decreasing 20.2%, mainly explained by the already mentioned effect upon translation of figures. Net Sales in local currency increased by 25.5% explained by the implementation of price increases which was partially offset by the already mentioned volume decrease.

Cost of Sales decreased 24.8%, mainly explained by the effect upon translation of figures. In local currency they increased by 18.6%, which in part is explained by (i) increased revenues in local currency which has a direct incidence over concentrate costs, (ii) increased labor costs and services provided by third parties, mainly resulting from high local inflation, (iii) the effect of the devaluation of the Argentine Peso over our dollarized costs, and (iv) greater cost of PET resin.

SG&As decreased 16.2% in the reporting currency, explained by the effect upon translation of figures. In local currency, these expenses increased by 32.4%, which is mainly explained by expenses such as freight, labor and services provided by third parties, which have increased mainly due to high local inflation.

The foregoing effects led to an Operating Income of Ch$8,523 million, a 4.9% decrease. Operating Margin was 8.9%. In local currency Operating Income grew 44.6%.

Adjusted EBITDA amounted to Ch$11,950 million, decreasing 11.9%. Adjusted EBITDA Margin was 12.4%, an expansion of 117 basis points. On the other hand, in local currency, Adjusted EBITDA grew 35.6%.

BRAZIL: 2nd Quarter 2018 vs. 2nd Quarter 2017

On average during the quarter, the Brazilian Real depreciated against the U.S. Dollar by 12.2%, which has a negative effect over our dollarized costs. With respect to the Chilean peso it depreciated by 19.9% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of the Brazilian operation, we include figures in local nominal currency.

Sales Volume for the quarter increased 0.6%, reaching 56.2 million unit cases, explained by the volume growth in the juice, water and beer categories, which was partially offset by the decrease in the soft drinks category. Volumes for the quarter continue to be influenced by macroeconomic and political factors and by low consumer trust levels in the State of Rio de Janeiro, which has an impact on consumption. Our soft drinks market share in our Brazilian franchises reached 63.0 points, increasing 20 basis points with respect to same period of the previous year.

Net Sales reached Ch$117,863 million, decreasing 14.2%, mainly explained by the already mentioned effect upon translation of figures. Net Sales in local currency increased by 2.8% explained mainly by the implementation of average price increases.

Cost of Sales decreased 13.3%, mainly explained by the effect upon translation of figures. In local currency they increased by 3.9%, which is partially explained by (i) increased revenues, which has a direct incidence over concentrate costs, (ii) the negative effect of the devaluation of the Brazilian Real over our dollarized costs, and (iii) greater depreciation charges, explained by the new Duque de Caxias plant. These effects were partially offset by (i) lower sugar prices, and (ii) the lower use of sugar given the reformulations we have carried out.

SG&As decreased 16.3% in the reporting currency. In local currency, these expenses increased by 0.4%, which is mainly explained by greater freight costs which were partially offset by lower advertising expenses.

The foregoing effects led to an Operating Income of Ch$13,051 million, a 14.3% decrease. Operating Margin was 11.1%. In local currency, Operating Income increased 3.1%.

Adjusted EBITDA amounted to Ch$19,751 million, decreasing 13.0% with respect to the previous year. Adjusted EBITDA Margin was 16.8%, an expansion of 24 basis points. In local currency, Adjusted EBITDA increased 4.5%.

CHILE: 2nd Quarter 2018 vs. 2nd Quarter 2017

On average during the quarter, the Chilean Peso appreciated by 6.4% against the U.S. Dollar, which has a positive impact over our dollarized costs.

During the quarter, Sales Volume reached 50.3 million unit cases, representing a 6.8% increase, explained by the growth in all categories. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, dropped 100 basis points reaching 66.6 points.

Net Sales reached Ch$126,227 million, representing a 6.7% increase, mainly explained by the previously mentioned increase in volumes.

Cost of Sales increased by 4.0%, explained by (i) increased volumes, (ii) the shift in the mix towards products that carry a higher unit cost, and (iii) the shift in the mix towards sugar free products or with low sugar contents which have a greater concentrate cost. This was partially offset by (i) the positive effect of the appreciation of the Chilean Peso over our dollarized costs, (ii) the lower cost of sugar, and (iii) the lower use of sugar given the reformulations we have carried out.

SG&As increased 5.6%, which is mainly explained by (i) greater labor costs, (ii) greater distribution and freight expenses given higher volumes sold, and (iii) greater depreciation expenses.

The aforementioned effects led to an Operating Income of Ch$10,729 million, 38.1% higher when compared to the previous year. Operating Margin was 8.5%.

Adjusted EBITDA reached Ch$21,156 million, a 15.5% growth. Adjusted EBITDA Margin was 16.8%, an expansion of 128 basis points.

PARAGUAY: 2nd Quarter 2018 vs. 2nd Quarter 2017

On average during the quarter, the Paraguayan Guaraní depreciated 0.8% with respect to the U.S. Dollar. Regarding the Chilean Peso it depreciated by 7.7%, generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of the Paraguayan operation, we include figures in local nominal currency.

Sales Volume during the quarter reached 15.9 million unit cases, representing a 19.5% growth, explained by sales volume growths of all categories. Our volume market share for soft drinks reached 71.6 points during the quarter, 270 basis points higher compared to the previous year.

Net Sales reached Ch$34,595 million, reflecting a 16.3% growth. In local currency Net Sales increased 25.4%, which was explained by volume growth and the implementation of price increases during the quarter.

Cost of Sales in the reporting currency increased 7.3%. In local currency it increased 15.8% mainly explained by (i) greater volume sold, (ii) increased revenues which has a direct incidence over concentrate costs, and (iii) greater PET resin costs. This was partially offset by lower repair and maintenance expenses.

SG&As increased 6.0%, in local currency they increased 12.9%. This is mainly explained by (i) greater labor expenses, (ii) greater advertising expenses, and (iii) greater freight expenses due to greater volume sold. This was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$7,031 million, higher by 76.3% compared to the previous year. Operating Margin was 20.3%. In local currency Operating Income grew 92.7%.

Adjusted EBITDA reached Ch$9,379 million a growth of 36.9% and Adjusted EBITDA Margin was 27.1%, an expansion of 408 basis points. In local currency Adjusted EBITDA grew 49.4%.

ACCUMMULATED RESULTS: First Half 2018 vs. First Half 2017

On average during the first half of the year the Argentine Peso and the Brazilian Real depreciated against the U.S. Dollar by 37.6% and 7.8%, while the Chilean Peso and the Paraguayan Guaraní appreciated by 7.3%, and 0.2%, respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 48.4%, 16.2% and 7.6%, respectively generating a negative accounting impact upon conversion of figures.

Consolidated Results

Consolidated Sales Volume reached 368.7 million unit cases, representing a 1.6% growth with respect to the same period of 2017, mainly explained by volume growths in all of our franchises. Consolidated Net Sales reached Ch$849,969 million, a decrease of 6.3%.

Consolidated Cost of Sales decreased by 7.8%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) the reduction of the use of sugar in Brazil and Chile, due to reformulations that we have carried out, and (iii) lower cost of sugar in Brazil and Chile. The foregoing was partially offset by (i) increased revenues in local currency in Argentina and Paraguay, which has a direct incidence on the cost of concentrate, (ii) the effect of the devaluation of the Argentine Peso and Brazilian Real on our dollarized costs, (iii) higher labor costs in Argentina, and (iv) higher PET resin costs in Argentina and Paraguay.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased 7.7%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower freight costs in Chile, (iii) lower advertising expenses in Brazil, and (iv) lower depreciation charges in Paraguay. This was partially offset (i) the effect of inflation in Argentina over expenses such as labor, freight and serviced provided by third parties, (ii) greater labor costs in Chile and Paraguay, and (iii) greater freight costs in Brazil and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$117,691 million, an increase of 4.4%. Operating Margin was 13.8%.

Consolidated Adjusted EBITDA amounted to Ch$162,790 million, a decrease of 0.2%. Adjusted EBITDA Margin was 19.2%, an expansion of 116 basis points.

Net Income attributable to the controllers was Ch$56,233 million, a 7.1% growth and net margin reached 6.6%.

Argentina:

Sales Volume reached 102.1 million unit cases, increasing 1.0%. Net Sales reached Ch$236,154 million, a 12.6% decrease explained by the negative effect of the depreciation of local currency regarding the reporting currency upon the consolidation of figures. In local currency, Net Sales increased 26.8%, which was mainly explained by the implementation of price increases.

Costs of Sale decreased 17.8%, which is mainly explained by the effect of translation of figures. In local currency they increased by 19.7%, which is mainly explained by (i) increased revenues, which have a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, (iii) greater cost of PET resin, and (iv) the effect of the devaluation of the Argentine peso over our dollarized costs.

SG&As decreased 10.4% in the reporting currency. In local currency they increased 30.8% which is mainly explained by the effect of local inflation over expenses such as freight, labor and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$32,146 million, a 5.8% increase. Operating Margin was 13.6%. In local currency Operating Income increased 48.7%.

Adjusted EBITDA amounted to Ch$38,735 million, a 1.7% decrease. Adjusted EBITDA Margin was 16.4%, an expansion of 182 basis points. On the other hand, Adjusted EBITDA Margin in local currency grew by 39.3%.

Brazil

Sales Volume reached 121.0 million unit cases, increasing 0.7%. Net Sales reached Ch$267,958 million, an 11.4% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 2.5% regarding the same period of the previous year, manly explained by the increase in average prices.

Cost of Sales decreased 10.7%, which is mainly explained by the effect of translation of figures. In local currency they increased by 3.3%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. Dollar, (ii) greater deprecation charges, explained by the new Duque de Caxias plant, and (iii) a greater cost of PET resin. These effects were partially offset by (i) the lower price of sugar, and (ii) lower use of sugar due to reformulations we have carried out.

SG&As decreased 15.8% in the reporting currency, and in local currency they decreased 2.4%. This is mainly explained by (i) lower advertising expenses and (ii) lower labor costs, which were partially offset greater freight expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$38,778 million, a 5.7% decrease. Operating Margin was 14.5%. In local currency, Operating Income increased 8.5%.

Adjusted EBITDA reached Ch$51,906 million, a decrease of 6.7% regarding the previous year. Adjusted EBITDA Margin was 19.4%, an expansion of 98 basis points. In local currency Adjusted EBITDA increased by 7.7%.

Chile

Sales Volume reached 111.8 million unit cases, representing a 0.2% increase, explained by the growth of the juice category and partially offset by the reduction of the water and soft drinks categories. Net Sales reached Ch$273,940 million, a 1.6% growth, explained by the increase in average prices.

Cost of Sales increased 0.6%, which is mainly explained by (i) the shift in the mix towards sugar free products and with low sugar contents, which have a higher cost of concentrate, and (ii) the shift in the mix towards products that carry a higher unit cost. This was partially offset (i) by the positive effect of the appreciation of the Chilean peso over dollarized costs, (ii) the lower cost of sugar, and (iii) the lower use of sugar due to the shift in the mix towards sugar free products and with low sugar contents.

SG&As increased 2.2% which is mainly explained by (i) greater labor expenses, and (ii) greater depreciation charges. This was partially offset by lower freight expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$33,790 million, 5.5% higher when compared to the previous year. Operating Margin was 12.3%.

Adjusted EBITDA amounted to Ch$54,471 million, increasing 2.3%. Adjusted EBITDA Margin was 19.9%, an expansion of 14 basis points.

Paraguay

Sales Volume reached 33.9 million unit cases, representing a 12.4% growth, explained by volume growths of all categories. Net Sales reached Ch$72,685 million, reflecting a 10.7% growth. In local currency Net Sales increased 19.1%, which is explained by the already mentioned growth in Sales Volume and the implementation of price increases during the period.

Cost of Sales increased by 8.1% and in local currency it increased by 16.5%. This is mainly explained by (i) greater volumes sold, (ii) increased revenues which has a direct incidence on the cost of concentrate, (iii) greater cost of PET resin, and (iv) increased sugar costs. This was partially offset by lower repair and maintenance expenses.

SG&As increased 2.2% in the reporting currency. In local currency they increased 9.3%, explained mainly by (i) greater labor costs, (ii) greater distribution and freight expenses, and (iii) greater advertising expenses, which was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$15,359 million, an increase of 29.7% compared to the previous year. Operating Margin was 21.1%. In local currency Operating Income increased 40.0%.

Adjusted EBITDA reached Ch$20,060 million, which is 15.2% higher compared to the previous year and Adjusted EBITDA Margin was 27.6%, an expansion of 107 basis points. In local currency Adjusted EBITDA increased 24.4%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded a Ch$9,997 million expense, which is compared to the Ch$10,870 million expense for the same quarter of the previous year, mainly explained by (i) the effect on translation of figures from Brazil and Argentina, and (ii) lower indebtedness levels in Argentina and Brazil.

Results by Investment in Related Companies account went from a Ch$136 million loss to a Ch$163 million loss, which is mainly explained by greater losses in the subsidiary Envases CMF S.A.

Other Income and Expenses account recorded a Ch$4,377 million loss compared to a Ch$5,200 million loss reported during the same quarter of the previous year. This is mainly explained by lower bank debit taxes in Argentina.

Results by Adjustment Units and Exchange Rate Differences account went from a Ch$2,126 million loss to a Ch$1,102 million loss. This lower loss is mainly explained by the restatement of assets in U.S. Dollars due to the devaluation of the Chilean Peso.

Income Tax went from -Ch$6,851 million to -Ch$11,555 million, mainly resulting from (i) the effect of exchange rate differences in Chile, and (ii) greater Operating Income.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	06-30-2018	12-31-2017	Variation
	MCh$	MCh$	MCh$
Assets
Current assets	397,257	484,010	-86,753
Non-current assets	1,568,160	1,630,849	-62,690
Total Assets	1,965,417	2,114,859	-149,443

	06-30-2018	12-31-2017	Variation
	MCh$	MCh$	MCh$
Liabilities
Current liabilities	324,121	428,288	-104,167
Non-current liabilities	875,983	873,338	2,645
Total Liabilities	1,200,104	1,301,627	-101,522

	06-30-2018	12-31-2017	Variation
	MCh$	MCh$	MCh$
Equity
Non-controlling interests	20,733	21,923	-1,190
Equity attributable to the owners of the controller	744,580	791,310	-46,730
Total Equity	765,313	813,233	-47,920

At the closing of June, with regard to the closing of 2017, the Argentine Peso and the Brazilian Real depreciated against the Chilean peso, by 46.0% and 10.0%, respectively. This generated a decrease in assets, liabilities and equity accounts, as a result of the translation of figures. On the contrary, the Paraguayan Guarani appreciated by 3.7% against the Chilean peso, generating an increase in the accounts, due to the effect of translation of figures.

Assets

Total assets decreased Ch$149,443 million, 7.1% regarding December 2017.

Current assets decreased Ch$86,753 million, 17.9% regarding December 2017, which is mainly explained by a decrease in trade and other receivables (-Ch$56,870 million) due to seasonality factors since the comparison is against December 2017, the month with highest sales in the year and consequently with greater receivables regarding an average month. In addition to a decrease in cash and cash equivalent (-Ch$26,586 million) and a decrease in other current financial assets. The mentioned decreases are partially offset by an increase in inventories due to seasonality factors (Ch$6,752 million), since December ends with low inventory levels given the great sales level of the month.

On the other hand, non-current assets decreased by Ch$62,690 million, 3.8% compared to December 2017, which is mainly explained by the decrease of assets in properties, plant and equipment (-Ch$48,133 million), due to the effect of translation of figures of foreign subsidiaries and greater depreciation, partially offset by higher investments (containers and boxes, market assets and the new Duque de Caxias plant). To this, the decrease in intangible assets other than goodwill (-Ch$10,815 million) and goodwill (-Ch$6,037 million) is added, due to the effect of translation of figures of distribution rights in foreign subsidiaries, given the depreciation of their local currencies in relation to the Chilean Peso. The aforementioned decreases are partially offset by an increase in other non-current financial assets (Ch$14,858 million), which is due to the effect of the depreciation of the Chilean Peso against the U.S. Dollar in the period, which increased the mark to market of cross currency swaps.

Liabilities and Equity

In total, liabilities decreased by Ch$101,522 million, 7.8% compared to December 2017.

Current liabilities decreased by Ch$104,167 million, 24.3% regarding December 2017, which is mainly explained by the decrease in trade and other current accounts payable due to seasonal factors (-Ch$76,588 million), considering that December 2017 is the month with the largest sale of the year, and with it, a month with high accounts payable to suppliers. The decrease of other current financial liabilities (-Ch$12,343 million), is added to the above and is mainly due to the debt payment in Argentina, and the liability for vacation time (employee holidays) (-Ch$13,078 million) since most of the staff make use of their vacations during the first months of the year.

On the other hand, non-current liabilities increased by Ch$2,645 million, 0.3% compared to December 2017, mainly by the increase of other non-current financial liabilities (Ch$7,901 million), mainly due to the effect of the depreciation of the Chilean Peso against the U.S. Dollar, on the amount of the U.S. Dollar debt. The previous increase is partially offset by lower deferred taxes (-Ch$3,405 million) by exchange rate fluctuations.

As for equity, it declined in Ch$47,920 million, 5.9% compared to December 2017, explained mainly by a decrease in other reserves (-Ch$60,226 million), due to the effect of translation of figures of foreign subsidiaries upon consolidation, due to exchange rate variations, partially offset with retained income (Ch$13,496 million) from earnings obtained in the period.

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to US$311 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to US$177 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are denominated 64.4% in Chilean Pesos, 15.2% in Brazilian Real, 8.0% in Paraguayan Guarani, 6.8% in Argentine Pesos, and 5.6% in U.S. Dollars.

Financial debt level reached US$1,135 million, of which US$575 million correspond to a bond in the international market, US$480 million to bonds in the local Chilean market and US$79 million to bank debt.

Financial debt, including the effect of CCS, is denominated 61.1% in UF, 36.8% in Brazilian Real, 1.3% in Chilean Pesos, 0.5% in U.S. Dollars, 0.1% in Argentine Pesos and 0.1% in Paraguayan Guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached US$824 million.

CASH FLOW

	06-30-2018	06-30-2017	Variation
	MCh$	MCh$	MCh$	%
Cash Flow
Operating	90,322	95,022	-4,700	-4.9%
Investment	-46,542	-68,617	22,075	-32.2%
Financing	-66,769	-34,656	-32,113	92.7%
Net Cash Flow for the period	-22,989	-8,252	-14,737	178.6%

During the present period, the Company generated a negative net cash flow of Ch$22,989 million, with the following breakdown:

Operating activities generated a positive net cash flow of Ch$90,322 million, which is lower than the Ch$95,022 million recorded in the same period of 2017 and is mainly due to lower collections from clients, partially offset by lower income tax payments.

Investment activities generated a negative cash flow of Ch$46,542 million, with a positive variation of Ch$22,075 million compared to the previous year, which is mainly explained by lower purchases of property, plant and equipment and lower investments in related companies and intangible purchases, which in 2017 represented significant amounts when the Company made disbursements related to the purchase of the Ades business led by The Coca Cola Company.

Financing activities generated a negative cash flow of Ch$66,769 million, with a negative variation of Ch$32,113 million compared to the previous year, which is mainly explained by increased bank loan payments in Argentina and Brazil.

MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 18	Dec 17	Jun 17	Jun 18 vs Dec 17		Jun 18 vs Jun 17
LIQUIDITY
Current Liquidity	Current Asset	Times	1.2	1.1	1.3	8.5%		-6.5%
	Current Liability
Acid Ratio	Current Asset – Inventories	Times	0.8	0.8	0.9	-2.9%		-8.1%
	Current Liability

ACTIVITY
Investments		Ch$ million	49,345	147,934	51,753	-66.6%		-4.7%

Inventory turnover	Cost of Sales	Times	3.6	7.7	3.6	-53.5%		1.0%
	Average Inventory

INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.6	1.6	1.5	-2.0%		5.0%
	Minority interest + Equity

Financial Expenses Coverage	EBIT*	Times	5.2	4.9	4.6	5.6%		12.0%
	Financial Expenses – Financial Income

Net Debt / Adjusted EBITDA	Net Debt	Times	1.6	1.5	1.7	3.5%		-6.2%
	Adjusted EBITDA*

PROFITABILITY
Over Equity	Net Income for the Fiscal Year*	%	15.8%	14.6%	12.7%	1.2	pp	3.1	pp
	Average Equity

Over Total Asset	Net Income for the Fiscal Year*	%	6.0%	5.5%	4.8%	0.5	pp	1.1	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months

Liquidity

Current liquidity showed a positive variation of 8.5% compared to December 2017 explained by the 24.3% decrease in current liabilities in this period, which was higher than the decrease of current assets (17.9%). The decrease in current liabilities is explained mainly by the decrease in trade and other accounts payable due to seasonal factors (December is the month with the highest sale of the year).

The acid ratio showed a slight decrease of 2.9% compared to December 2017. This is because in addition to the decrease in current liabilities, inventories increased in the period due to seasonal factors (December is a month that is characterized by closing with low levels of inventory, given the high level of sales).

Activity

Investments made during 2018 reached Ch$49,345 million, reflecting a 4.7% decrease compared to the same period of 2017. This is because the investment in the new Duque de Caxias plant in the first two quarters of 2017 was greater than the investment that has been made for this same concept this year.

Inventory turnover is 3.6x, showing a slight increase of 1.0% versus the same period of 2017, because average inventory has decreased slightly more than the cost of sale.

Indebtedness

Indebtedness ratio reached the value of 1.6x at the end of June 2018, which amounts to a decrease of 2.0% from the end of December 2017. This is mainly due to the 24.3% decrease in current liabilities, mentioned above.

Financial expenses coverage indicator shows an improvement by increasing 5.6% compared with December 2017, due to an increase in EBIT (+ 2.2%) and a decrease in financial expenses (-7.3%), due to the depreciation of the Brazilian Real against the Chilean Peso and to lower bank loan expenses in Brazil and Argentina.

Net Debt /Adjusted EBITDA reached 1.6x, representing a 3.5% increase versus December 2017. This is due to the 3.4% increase in net debt versus December 2017 (mainly due to the decrease in some current assets previously mentioned). Despite the above, the indicator shows a 6.2% decrease versus June 2017.

Profitability

Profitability indicators are stable and better than December 2017. Return on equity reached 15.8%, a difference of 1.2 percentage points on December 2017. The previous result is due to the 3.2% increase in net income for the year, added to the average equity decrease of 4.7%. On the other hand, return on assets was 6.0%, slightly higher than the indicator measured in December 2017, explained by the increase in net income of the aforementioned year, and by a decrease in average assets.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer (through the areas of Management Control, Sustainability and Corporate Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut-offs.

Economic conditions of the countries where we operate

The Company maintains operations in Chile, Argentina, Brazil and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to maintain and/or renew tax incentives that currently benefit some of our operations.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Recognition by The European magazine

On April 16 The European magazine recognized the Company as the Leading Company in Investor Relations in Chile. This magazine has as part of its program to promote the best practices for the development of sustainable businesses in the world and delivers this recognition, that falls within the category of excellence in environmental, social and corporate governance factors (ESG).

Publication of the 2017 Sustainability Report

During May and for the ninth consecutive year, we published our 2017 Sustainability Report, according to the GRI international standard Global Reporting Initiative, in its comprehensive version. In this Sustainability Report we present each management approach, in the voice of its protagonists, who build each sustainability axis on which the Company focuses its strategy, with passion and commitment. We are proud to share with our stakeholders the economic, social and environmental performance of the Company, seeking to be closer to them year after year. The Coca-Cola Andina Sustainability Report was verified by EY Servicios Profesionales de Auditoría y Asesorías SpA, an independent entity, and covered the Company’s operations in Argentina, Brazil, Chile and Paraguay. The 2017 Sustainability Report is available on our website www.koandina.com and in our application Coca-Cola Andina IR.

FTSE4Good Emerging Index

In June the Company was ratified in the FTSE4Good Emerging Index, thanks to the commitment to sustainable generation of economic, social and environmental value. Created by FTSE Russell, the international index provider, the FTSE4Good series is designed to measure the performance of companies that demonstrate high-impact practices in economic, social and corporate governance environments. Coca-Cola Andina was one of the 22 Chilean companies that were selected to form part of this index and one of the two Chilean companies in the food and beverage sector. In total, the FTSE4Good Emerging Index is composed of more than 500 companies from several emerging market industries. FTSE4Good is used by a wide variety of investors to create and evaluate responsible investment funds. In recent years, the Company has received various awards and recognitions for its sustainability performance. These include participation in the Dow Jones MILA Sustainability Index and DJSI Chile, as well as the selection in the Vigeo Eiris Emerging 70 Ranking.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.3 million people, delivering 756.3 million unit cases or 4.3 billion liters of soft drinks, juices, and bottled waters during 2017. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	April-June 2018					April-June 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	50.3	56.2	42.6	15.9	164.9	47.1	55.9	44.2	13.3	160.5	2.8%

Net sales	126,227	117,863	96,056	34,595	374,077	118,298	137,438	120,338	29,756	405,291	-7.7%
Cost of sales	(76,764)	(72,459)	(51,002)	(20,209)	(219,769)	(73,842)	(83,576)	(67,778)	(18,831)	(243,487)	-9.7%
Gross profit	49,464	45,404	45,054	14,386	154,308	44,457	53,862	52,560	10,925	161,804	-4.6%
Gross margin	39.2%	38.5%	46.9%	41.6%	41.3%	37.6%	39.2%	43.7%	36.7%	39.9%
Distribution and administrative expenses	(38,735)	(32,353)	(36,531)	(7,355)	(114,973)	(36,690)	(38,638)	(43,596)	(6,936)	(125,861)	-8.7%

Corporate expenses (2)					(1,198)					(1,310)	-8.6%
Operating income (3)	10,729	13,051	8,523	7,031	38,137	7,767	15,224	8,964	3,989	34,633	10.1%
Operating margin	8.5%	11.1%	8.9%	20.3%	10.2%	6.6%	11.1%	7.4%	13.4%	8.5%
EBITDA (4)	21,156	19,751	11,950	9,379	61,038	18,317	22,701	13,567	6,853	60,129	1.5%
EBITDA margin	16.8%	16.8%	12.4%	27.1%	16.3%	15.5%	16.5%	11.3%	23.0%	14.8%

Financial (expenses) income (net)					(9,997)					(10,870)	-8.0%
Share of (loss) profit of investments accounted for using the equity method					(163)					(136)	19.7%
Other income (expenses) (5)					(4,377)					(5,200)	-15.8%
Results by readjustement unit and exchange rate difference					(1,102)					(2,126)	-48.2%

Net income before income taxes					22,498					16,300	38.0%

Income tax expense					(11,555)					(6,851)	68.6%

Net income					10,944					9,449	15.8%

Net income attributable to non-controlling interests					148					156	-5.3%
Net income attributable to equity holders of the parent					11,091					9,605	15.5%
Net margin					3.0%					2.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					11.7					10.1
EARNINGS PER ADS					70.3					60.9	15.5%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate :	621.70					Exch. Rate :	664.15

	April-June 2018					April-June 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	50.3	56.2	42.6	15.9	164.9	47.1	55.9	44.2	13.3	160.5	2.8%

Net sales	203.0	189.6	154.5	55.6	601.7	178.1	206.9	181.2	44.8	610.2	-1.4%
Cost of sales	(123.5)	(116.6)	(82.0)	(32.5)	(353.5)	(111.2)	(125.8)	(102.1)	(28.4)	(366.6)	-3.6%
Gross profit	79.6	73.0	72.5	23.1	248.2	66.9	81.1	79.1	16.4	243.6	1.9%
Gross margin	39.2%	38.5%	46.9%	41.6%	41.3%	37.6%	39.2%	43.7%	36.7%	39.9%
Distribution and administrative expenses	(62.3)	(52.0)	(58.8)	(11.8)	(184.9)	(55.2)	(58.2)	(65.6)	(10.4)	(189.5)	-2.4%

Corporate expenses (2)					(1.9)					(2.0)	-2.3%
Operating income (3)	17.3	21.0	13.7	11.3	61.3	11.7	22.9	13.5	6.0	52.1	17.6%
Operating margin	8.5%	11.1%	8.9%	20.3%	10.2%	6.6%	11.1%	7.4%	13.4%	8.5%
EBITDA (4)	34.0	31.8	19.2	15.1	98.2	27.6	34.2	20.4	10.3	90.5	8.4%
EBITDA margin	16.8%	16.8%	12.4%	27.1%	16.3%	15.5%	16.5%	11.3%	23.0%	14.8%

Financial (expenses) income (net)					(16.1)					(16.4)	-1.8%
Share of (loss) profit of investments accounted for using the equity method					(0.3)					(0.2)	27.9%
Other income (expenses) (5)					(7.0)					(7.8)	-10.1%
Results by readjustement unit and exchange rate difference					(1.8)					(3.2)	-44.7%

Net income before income taxes					36.2					24.5	47.4%

Income tax expense					(18.6)					(10.3)	80.2%

Net income					17.6					14.2	23.7%

Net income attributable to non-controlling interests					0.2					0.2	-1.1%
Net income attributable to equity holders of the parent					17.8					14.5	23.4%
Net margin					3.0%					2.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.02
EARNINGS PER ADS					0.11					0.09	23.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six  Months Results for the period ended June 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January-June 2018					January-June 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	111.8	121.0	102.1	33.9	368.7	111.5	120.1	101.1	30.1	362.9	1.6%

Net sales	273,940	267,958	236,154	72,685	849,969	269,593	302,380	270,154	65,663	906,679	-6.3%
Cost of sales	(161,737)	(162,324)	(120,121)	(42,123)	(485,536)	(160,815)	(181,798)	(146,128)	(38,949)	(526,580)	-7.8%
Gross profit	112,203	105,634	116,034	30,561	364,432	108,777	120,582	124,025	26,714	380,098	-4.1%
Gross margin	41.0%	39.4%	49.1%	42.0%	42.9%	40.3%	39.9%	45.9%	40.7%	41.9%
Distribution and administrative expenses	(78,413)	(66,857)	(83,887)	(15,202)	(244,359)	(76,761)	(79,444)	(93,655)	(14,876)	(264,737)	-7.7%

Corporate expenses (2)					(2,383)					(2,586)	-7.9%
Operating income (3)	33,790	38,778	32,146	15,359	117,691	32,016	41,138	30,370	11,838	112,776	4.4%
Operating margin	12.3%	14.5%	13.6%	21.1%	13.8%	11.9%	13.6%	11.2%	18.0%	12.4%
EBITDA (4)	54,471	51,906	38,735	20,060	162,790	53,235	55,624	39,404	17,420	163,097	-0.2%
EBITDA margin	19.9%	19.4%	16.4%	27.6%	19.2%	19.7%	18.4%	14.6%	26.5%	18.0%

Financial (expenses) income (net)					(19,777)					(21,199)	-6.7%
Share of (loss) profit of investments accounted for using the equity method					784					937	-16.3%
Other income (expenses) (5)					(10,766)					(10,892)	-1.2%
Results by readjustement unit and exchange rate difference					(2,970)					(2,843)	4.5%

Net income before income taxes					84,960					78,778	7.8%

Income tax expense					(28,294)					(25,603)	10.5%

Net income					56,667					53,175	6.6%

Net income attributable to non-controlling interests					(433)					(672)	-35.5%
Net income attributable to equity holders of the parent					56,233					52,503	7.1%
Net margin					6.6%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					59.4					55.5
EARNINGS PER ADS					356.4					332.8	7.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate :	611.73					Exch. Rate :	659.62

	January-June 2018					January-June 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	111.8	121.0	102.1	33.9	368.7	111.5	120.1	101.1	30.1	362.9	1.6%

Net sales	447.8	438.0	386.0	118.8	1,389.5	408.7	458.4	409.6	99.5	1,374.5	1.1%
Cost of sales	(264.4)	(265.4)	(196.4)	(68.9)	(793.7)	(243.8)	(275.6)	(221.5)	(59.0)	(798.3)	-0.6%
Gross profit	183.4	172.7	189.7	50.0	595.7	164.9	182.8	188.0	40.5	576.2	3.4%
Gross margin	41.0%	39.4%	49.1%	42.0%	42.9%	40.3%	39.9%	45.9%	40.7%	41.9%
Distribution and administrative expenses	(128.2)	(109.3)	(137.1)	(24.9)	(399.5)	(116.4)	(120.4)	(142.0)	(22.6)	(401.3)	-0.5%

Corporate expenses (2)					(3.9)					(3.9)	-0.7%
Operating income (3)	55.2	63.4	52.6	25.1	192.4	48.5	62.4	46.0	17.9	171.0	12.5%
Operating margin	12.3%	14.5%	13.6%	21.1%	13.8%	11.9%	13.6%	11.2%	18.0%	12.4%
EBITDA (4)	89.0	84.9	63.3	32.8	266.1	80.7	84.3	59.7	26.4	247.3	7.6%
EBITDA margin	19.9%	19.4%	16.4%	27.6%	19.2%	19.7%	18.4%	14.6%	26.5%	18.0%

Financial (expenses) income (net)					(32.3)					(32.1)	0.6%
Share of (loss) profit of investments accounted for using the equity method					1.3					1.4	-9.8%
Other income (expenses) (5)					(17.6)					(16.5)	6.6%
Results by readjustement unit and exchange rate difference					(4.9)					(4.3)	12.7%

Net income before income taxes					138.9					119.4	16.3%

Income tax expense					(46.3)					(38.8)	19.2%

Net income					92.6					80.6	14.9%

Net income attributable to non-controlling interests					(0.7)					(1.0)	-30.4%
Net income attributable to equity holders of the parent					91.9					79.6	15.5%
Net margin					6.6%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.10					0.08
EARNINGS PER ADS					0.58					0.50	15.5%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2018 IFRS GAAP

(In nominal local currency of each period)

	April-June 2018				April-June 2017
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	50.3	56.2	42.6	15.9	47.1	55.9	44.2	13.3

NET SALES	126,227	683.3	3,576.1	313,475	118,298	664.6	2,848.5	249,978
Cost of sales	(76,764)	(420.0)	(1,903.7)	(183,088)	(73,842)	(404.4)	(1,604.7)	(158,173)
Gross profit	49,464	263.3	1,672.4	130,387	44,457	260.2	1,243.8	91,805
Gross margin	39.2%	38.5%	46.8%	41.6%	37.6%	39.2%	43.7%	36.7%
Distribution and administrative expenses	(38,735)	(187.7)	(1,366.0)	(65,814)	(36,690)	(186.8)	(1,032.0)	(58,289)

Operating income (1)	10,729	75.6	306.3	64,573	7,767	73.4	211.8	33,516
Operating margin	8.5%	11.1%	8.6%	20.6%	6.6%	11.0%	7.4%	13.4%
EBITDA (2)	21,156	114.6	435.1	85,835	18,317	109.6	320.8	57,440
EBITDA margin	16.8%	16.8%	12.2%	27.4%	15.5%	16.5%	11.3%	23.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2018 IFRS GAAP

(In nominal local currency of each period)

	January-June 2018				January-June 2017
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	111.8	121.0	102.1	33.9	111.5	120.1	101.1	30.1

NET SALES	273,940	1,492.4	8,153.9	666,520	269,593	1,456.0	6,430.3	559,450
Cost of sales	(161,737)	(904.3)	(4,161.9)	(386,197)	(160,815)	(875.6)	(3,477.4)	(331,462)
Gross profit	112,203	588.1	3,992.0	280,323	108,777	580.3	2,952.9	227,989
Gross margin	41.0%	39.4%	49.0%	42.1%	40.3%	39.9%	45.9%	40.8%
Distribution and administrative expenses	(78,413)	(373.6)	(2,915.3)	(138,547)	(76,761)	(382.7)	(2,228.6)	(126,722)

Operating income (1)	33,790	214.5	1,076.7	141,776	32,016	197.6	724.2	101,267
Operating margin	12.3%	14.4%	13.2%	21.3%	11.9%	13.6%	11.3%	18.1%
EBITDA (2)	54,471	288.0	1,308.7	184,835	53,235	267.5	939.3	148,638
EBITDA margin	19.9%	19.3%	16.1%	27.7%	19.7%	18.4%	14.6%	26.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
	06-30-2018	12-31-2017	06-30-2017	12-31-2017	06-30-2017

ASSETS
Cash + Time deposits + market. Securit.	113,656	150,380	155,489	-24.4%	-26.9%
Account receivables (net)	137,036	196,655	132,869	-30.3%	3.1%
Inventories	138,115	131,363	150,501	5.1%	-8.2%
Other current assets	8,450	5,612	8,481	50.6%	-0.4%
Total Current Assets	397,257	484,010	447,340	-17.9%	-11.2%

Property, plant and equipment	1,282,300	1,337,303	1,345,780	-4.1%	-4.7%
Depreciation	(670,682)	(677,553)	(683,368)	-1.0%	-1.9%
Total Property, Plant, and Equipment	611,618	659,750	662,412	-7.3%	-7.7%

Investment in related companies	84,583	86,809	96,525	-2.6%	-12.4%
Goodwill	87,561	93,598	101,023	-6.5%	-13.3%
Other long term assets	784,398	790,692	811,982	-0.8%	-3.4%
Total Other Assets	956,542	971,099	1,009,531	-1.5%	-5.2%

TOTAL ASSETS	1,965,417	2,114,859	2,119,282	-7.1%	-7.3%

				Variation %
	06-30-2018	12-31-2017	06-30-2017	12-31-2017	06-30-2017

LIABILITIES & SHAREHOLDERS’ EQUITY
Short term bank liabilities	19,955	31,470	33,806	-36.6%	-41.0%
Current portion of bonds payable	20,628	20,156	23,654	2.3%	-12.8%
Other financial liabilities	15,055	2,506	2,482	500.9%	506.6%
Trade accounts payable and notes payable	210,179	291,481	212,352	-27.9%	-1.0%
Other liabilities	58,303	82,675	68,832	-29.5%	-15.3%
Total Current Liabilities	324,120	428,288	341,125	-24.3%	-5.0%

Long term bank liabilities	4,030	13,058	15,182	-69.1%	-73.5%
Bonds payable	666,979	648,229	680,765	2.9%	-2.0%
Other financial liabilities	12,659	14,481	16,722	-12.6%	-24.3%
Other long term liabilities	192,315	197,571	215,567	-2.7%	-10.8%
Total Long Term Liabilities	875,983	873,339	928,236	0.3%	-5.6%

Minority interest	20,733	21,923	22,120	-5.4%	-6.3%

Stockholders’ Equity	744,580	791,310	827,801	-5.9%	-10.1%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	1,965,417	2,114,859	2,119,282	-7.1%	-7.3%

Financial Highlights

(In nominal million Chilean Pesos)

	06-30-2018	12-31-2017	06-30-2017

ADDITIONS TO FIXED ASSETS
Chile	15,759	33,000	16,831
Brazil	16,730	72,747	21,440
Argentina	13,118	31,791	7,883
Paraguay	3,738	10,396	5,599
	49,345	147,934	51,753

	06-30-2018	12-31-2017	06-30-2017

DEBT RATIOS
Financial Debt / Total Capitalization	0.49	0.47	0.48
Financial Debt / EBITDA L12M	2.24	2.16	2.36
*EBITDA L12M+Interest Income/Interest Expense L12M	6.62	6.32	6.32

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, July 31, 2018